SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                SITEL Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    82980K107
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 12, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      82980K107              SCHEDULE 13D/A         PAGE 2 OF 4 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF, OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                10,676,665

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     10,676,665

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                10,676,665

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.5%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      82980K107              SCHEDULE 13D/A         PAGE 3 OF 4 PAGES
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The Schedule 13D filed on July 29, 2005 by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.001 par value, of SITEL Corporation (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on November 23, 2005, Amendment No. 2 to the Schedule 13D filed on December 28, 2005, Amendment No. 3 to the
Schedule 13D filed on January 5, 2006 and Amendment No. 4 to the Schedule 13D filed on August 8, 2006, is hereby amended as set forth below by this Amendment No. 5 to the Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby supplemented as follows:

         On October 12, 2006, in connection with the execution of a merger agreement between ClientLogic Corporation, its wholly owned subsidiary Stagecoach Acquisition Corporation and the Issuer (the "Merger Agreement"), the Reporting Person, ClientLogic Corporation and Stagecoach Acquisition Corporation signed an agreement (the "Voting Agreement"), which terminates in the event the Merger Agreement terminates and in certain other circumstances, providing (i) that the Reporting Person will vote the portion of its Shares subject to the Voting Agreement in favor of the Merger Agreement and against any action, agreement, transaction or proposal that could interfere with the consummation of the Merger Agreement, (ii) that the Reporting Person will not make announcements related to the merger except as required by law or solicit competing transactions, (iii) that the Reporting Person will not dispose of the portion of its Shares subject to the Voting Agreement except to a person who agrees to be bound by the Voting Agreement, and (iv) for certain other matters. The Voting Agreement is attached hereto as Exhibit F and incorporated herein by reference.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

         (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 73,507,364 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2005.

         As of the close of business on October 13, 2006, the Reporting Person beneficially owned 10,676,665 Shares, constituting approximately 14.5% of the Shares outstanding.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby supplemented as follows:

6. Exhibit F - Voting Agreement dated October 12, 2006

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CUSIP NO.      82980K107             SCHEDULE 13D/A           PAGE 4 OF 4 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 2006


                                           JANA PARTNERS LLC


                                           By: /s/ Barry Rosenstein
                                               ---------------------------
                                               Name: Barry Rosenstein
                                               Title:   Managing Partner


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name: Gary Claar
                                               Title:  Managing Director